Subsidiaries of the Small Business Issuer

Subsidiary Name	State or Other Jurisdiction of Incorporation	Names under which subsidiary will do business
Delta Oil & Gas (Canada), Inc.	British Columbia, Canada	Delta Oil & Gas (Canada), Inc.